Exhibit 1(ll)

MUTUAL OF AMERICA INVESTMENT CORPORATION

ARTICLES SUPPLEMENTARY TO THE CHARTER

Mutual of America Investment Corporation, a Maryland corporation and a registered open-end investment company under the Investment Company Act of 1940 (the Corporation), with its principal office c/o The Corporation Trust Incorporated, 351 West Camden Street, Baltimore, Maryland 21201, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Prior to the date hereof, the total number of shares of capital stock of all classes that the Corporation had authority to issue is nine billion two hundred fifty million (9,250,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of ninety two million five hundred thousand dollars ($92,500,000). Effective on the date hereof, the total number of shares of capital stock of all classes that the Corporation has authority to issue is ten billion seven hundred fifty million (10,750,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of one hundred seven million five hundred thousand dollars ($107,500,000). This increase in the total number of authorized shares of capital stock has been approved by the Board of Directors under
Section 2-105(c) of the Corporations and Associations Articles of the Maryland Code.

SECOND: Pursuant to the authority vested in the Board of Directors of the Corporation by Section 5.1 of the Articles, the Board of Directors has voted to classify 1,290,000,000 of the currently unclassified shares of the above mentioned 10,750,000,000 shares in order to increase the authorized shares allocated to the Aggressive Allocation Fund, Moderate Allocation Fund, Equity Index Fund, Small Cap Growth Fund, Mid-Cap Equity Index Fund, International Fund, 2020 Retirement Fund, 2025 Retirement Fund, 2030 Retirement Fund, 2035 Retirement Fund, 2040 Retirement Fund, 2045 Retirement Fund, and 2050 Retirement Fund as follows:

Fund	Previous Allocation	Allocation Increase	Total Shares Allocated
Aggressive Allocation	200,000,000	15,000,000	215,000,000
Moderate Allocation	270,000,000	50,000,000	320,000,000
Equity Index	700,000,000	100,000,000	800,000,000
Small Cap Growth	395,000,000	75,000,000	470,000,000
Mid-Cap Equity Index	600,000,000	150,000,000	750,000,000
International Fund	625,000,000	100,000,000	725,000,000
2020 Retirement Fund	465,000,000	50,000,000	515,000,000
2025 Retirement Fund	425,000,000	200,000,000	625,000,000
2030 Retirement Fund	415,000,000	100,000,000	515,000,000
2035 Retirement Fund	345,000,000	100,000,000	445,000,000
2040 Retirement Fund	285,000,000	100,000,000	385,000,000
2045 Retirement Fund	325,000,000	100,000,000	425,000,000
2050 Retirement Fund	170,000,000	100,000,000	270,000,000

Allocations for all other classes not shown remain unchanged. The relative preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each such class are the same as for shares previously allocated to the other classes of shares issued by the Corporation prior to the date hereof.

IN WITNESS WHEREOF, the President of the Corporation has signed these Articles Supplementary in the Corporation’s name and on its behalf and acknowledges that these Articles Supplementary are the act of the Corporation, and states that to the best of his knowledge, information and belief all matters and facts set forth therein relating to the authorization and approval of the Articles Supplementary are true in all material respects and that this statement is made under the penalties of perjury.

Date: November 10, 2016	MUTUAL OF AMERICA
INVESTMENT CORPORATION
Attest:

/s/ Scott H. Rothstein	/s/ James J. Roth
Scott H. Rothstein	James J. Roth
Secretary	Chairman, President and CEO